Exhibit 99.4

Filings with the Taipei Exchange’s Market Observation Post System,

dated August 4, 2021

No:1

Subject: the board of directors approved the amendment to share swap agreement

To which item it meets--article 4 paragraph 53

Date of events:2021/08/04

Contents:

1.	Date of events:2021/08/04
2.	Company name: Taiwan Liposome Company, Ltd.
3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office
4.	Reciprocal shareholding ratios: NA
5.	Cause of occurrence:
(1)	Upon the approval of the special committee on the same date regarding first amendment to share swap agreement, this agenda was submitted to the board of directors meeting for approval.
(2)	The main changes summarized as below:
(i)

Adding definitions of Qualified Investor and Non-Qualified Investor(s): the former means (a) ROC shareholder(s) (including individual and juristic person) of the Company; and/or (b) non-ROC shareholder(s) (including individual and juristic person) of the Company that can legally receive Series B Special Shares as of the commencement date of the book-closure period immediately preceding the Completion Date of this Share Swap; the later means any non-ROC shareholder(s) (including individual and juristic person) of the Company that cannot legally receive Series B Special Shares as of the commencement date of the book-closure period immediately preceding the Completion Date of this Share Swap.

(ii)	The payment of the Consideration shall include cash and Series B Special Shares
(iii)	For Non-Qualified Investor, Party A shall pay cash consideration calculated based on the Consideration to such shareholder.
(3)

If Non-ROC shareholder (including ADR holders) desires to receive Series B Special Shares as consideration, he/she/it shall trade before the last trading date, which is September 29,2021, and shall be recognized as a Qualified Investor as of October 4, 2021, based on tentative completion date of the share swap which is October 8, 2021.

(4)	The Company will set up share swap zone on its official website to provide instruction; or please directly contact Ir@tlcbio.com
(5)

The meeting notice and hand book of the extraordinary general meeting have been printed out in hard copy or have been circulated to shareholders, the agenda items and the share swap agreement attached thereto do not include the amendment referred to in this announcement, please refer to MOPS for more details.

6.	Countermeasures: N/A

7.	Any other matters that need to be specified: None